

06004591

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.O.

FEB 27 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
B- 45375

REPORT FOR THE PERIOD BEGINNING_____January 1, 2005___ AND ENDING_____December 31, 2005_____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

      2555 East Camelback Road, Suite 400

(No. and Street)

    Phoenix   Arizona   85016
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     McGladrey & Pullen, LLP

                   (Name – *if individual, state last, first, middle name*)

    2777 East Camelback Road, Suite 300   Phoenix, Arizona 85016
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Blair D Koblenz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cole Capital Corporation_____, as of _____December 31,_____, 20__05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____Michele A. Hughes_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cole Capital Corporation
Table of Contents
December 31, 2005

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 7
Supplementary Information	8
Schedule 1 - Computation of Net Capital Under Rule 15c3-1	9
Schedule 2 - Information for Possession or Control Requirements Under Rule 15c3-3 and Computation for Determination of the Reserve Requirements of Rule 15c3-3 - Exempted by Order of the Commission	10
Independent Auditor's Report on Internal Control	11 - 12

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

McGladrey & Pullen, LLP
2777 East Camelback Rd., Ste. 300
Phoenix, AZ 85016-4354
O 602.760.2777 F 602.760.2918
www.mcgladrey.com

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
January 27, 2006

1

Cole Capital Corporation
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	548,315
Prepaid expenses		32,070
Accounts receivable		29,708
	$	610,093

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses	$	38,709

Stockholder's equity

Common stock, no par value; authorized 1,000,000 shares;	
13,600 shares issued and outstanding	13,600
Contributed capital	1,989,000
Accumulated deficit	(1,431,216)
	571,384
	$ 610,093

Cole Capital Corporation
Statement of Operations
Year Ended December 31, 2005

Revenue		
Dealer manager and service fees	$	2,067,222
Marketing, due diligence and other		1,376,303
Commissions		1,933,512
		5,377,037
Operating expenses		
Wholesale commissions and other compensation		3,622,237
Broker-dealer commissions		1,933,512
Other		606,993
		6,162,742
Net loss	$	(785,705)

Cole Capital Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock Shares	Common Stock Amount	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2004	13,600	$ 13,600	$ 839,000	$ (645,511)	$ 207,089
Contributions from stockholder			1,150,000		1,150,000
Net loss				(785,705)	(785,705)
Balance, December 31, 2005	13,600	$ 13,600	$ 1,989,000	$ (1,431,216)	$ 571,384

Cole Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2005

Operating activities	
Net loss	$ (785,705)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in assets	
Prepaid expenses	(18,920)
Accounts receivable	(29,708)
Decrease in liabilities	
Accrued expenses	(71,612)
Net cash used in operating activities	(905,945)
Financing activities	
Contributions from stockholder	1,150,000
Net cash provided by financing activities	1,150,000
Net increase in cash and cash equivalents	244,055
Cash and cash equivalents	
Beginning of year	304,260
End of year	$ 548,315

Note 1   Nature of Business and Significant Accounting Policies

Nature of Business

Cole Capital Corporation (the Company) is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc.   The Company's principal business is to act as the sales agent or dealer manager for the private placement of real estate limited partnerships and real estate investment trusts (REIT), public REITs on a best-efforts basis, and other securities offered by affiliates of the Company (the Offerings). The Company is exempt from the customer reserve requirement provisions of Rule 15c3-3.

Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Cash and Cash Equivalents—For purposes of these financial statements, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Revenue Recognition—Dealer manager, service, marketing and due diligence revenues are recognized on the date the investor acquires an interest in the offerings. Such revenues are defined in the private offering memorandums or registration statement of such Offerings.

Income Taxes—The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

Concentration of Credit Risk—The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   Accrued Expenses

Accrued expenses consist primarily of compensation payable to the Company's registered representatives for capital raised in securities offerings of affiliates of the Company.

Note 3   Related Party Transactions

Revenue—Substantially all revenue is earned by the Company for introducing investors to various investment programs. For the year ended December 31, 2005, these investment programs were REITs, tenant-in-common (TIC) investments, Delaware Statutory Trusts (DST) investments and collateralized promissory notes (the Notes). The advisors of the REITs, the sponsor of the TIC and DST programs, and the issuer of the Notes are affiliated with the Company through common management.

Expenses—For the year ended December 31, 2005, the Company paid $481,500 in management fees to a company affiliated through common management. This affiliate provided office space, administrative, management, and payroll services to the Company.

Note 4   Net Capital Rule

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. The rule also provides that equity contributed may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $509,606 and $5,000, respectively, which was $504,606 in excess of its required net capital. The Company's net capital ratio was 0.08 to 1.

Supplementary Information

Cole Capital Corporation
Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2005

Total stockholder's equity	$ 571,384
Less deductions and/or charges - prepaid expenses and accounts receivable	61,778
Net capital	509,606
Minimum net capital requirement	5,000
Excess net capital	$ 504,606
Aggregate indebtedness - accrued expenses	$ 38,709
Ratio of aggregate indebtedness to net capital	0.08 to 1

Note: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2005 as filed by the Cole Capital Corporation on Form X-17a-5. Accordingly, no reconciliation is deemed necessary.

Cole Capital Corporation

The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, is exempt from the computation of cash reserve requirements for brokers and dealers.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

McGladrey & Pullen, LLP
2777 East Camelback Rd., Ste. 300
Phoenix, AZ 85016-4354
O 602.760.2777 F 602.760.2918
www.mcgladrey.com

In planning and performing our audit of the financial statements and supplemental schedules of Cole Capital Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons.

(2)   Recordation of differences required by rule 17a-13.

(3)   Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mehlhaffy & Paulin, LLP

Phoenix, Arizona
January 27, 2006

12